EXHIBIT 99.1

Seabridge Gold Drilling Successfully Expands Iron Cap Deposit at KSM

Hole IC-18-75 returns 583 meters of 0.59 gpt gold and 0.41% copper
Iron Cap’s enhanced size and higher grade likely to change KSM mine plan

TORONTO, Oct. 30, 2018 (GLOBE NEWSWIRE) -- The first two holes completed in this summer’s drilling on the Iron Cap deposit at Seabridge Gold’s (TSX:SEA) (NYSE:SA) 100%-owned KSM project in north western British Columbia, Canada have intersected some exceptional widths of gold and copper mineralization with grades exceeding the KSM resource average (see map and cross-sections). Results from another 12 holes are expected in the next several weeks.

This year’s principal exploration objectives were to test the down plunge projection of the high-grade core zone of the Iron Cap Deposit to the west of the current resource and evaluate the relative positioning between Iron Cap and the currently planned alignment of the Mitchell-Treaty Tunnel (MTT). Due to its proximity to the MTT and its higher grade, Iron Cap could potentially improve KSM’s economics by mining it before the Kerr deposit. The 2018 program successfully tested the down plunge projection of the Iron Cap core zone, assessed the distribution of post-mineral intrusions on the south end of the Iron Cap deposit and obtained data for the re-alignment of the proposed MTT to avoid conflicts with mining operations.

Seabridge Chairman and CEO Rudi Fronk commented: “Site conditions were challenging for this program, but we have still been able to realise the progress we anticipated. Our expectation is to extend and improve our resource model for Iron Cap, which is on course to becoming one of the best deposits in the KSM complex. A new resource estimate should be completed in the first quarter of the new year.”

Results from two holes on the Iron Cap target are:

2018 Iron Cap Drill Results

Hole ID	Hole Length (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
IC-18-74	855.4	802.5	855.4	52.9	0.70	0.34	3.7
IC-18-74B	1687.8	837.5	872.0	34.6	0.46	0.43	11.2
		967.1	1199.3	232.2	0.30	0.25	1.0
		1270.3	1354.1	83.8	0.42	0.29	1.1
		1412.2	1508.1	95.9	0.38	0.35	1.2
IC-18-75	1662.1 including including	878.3	914.3	36.1	0.54	0.39	1.3
		991.6	1574.3	582.7	0.59	0.41	1.4
		1063.3	1158.3	95.0	0.84	0.62	1.1
		1192.3	1250.2	57.9	1.00	0.44	1.5

The drill holes reported above were designed to test down plunge and across the Iron Cap deposit. Intervals reported are approximately normal to the strike of the mineralized zone, however hole orientations vary as collar locations are restricted due to topography. Additional drilling is required to confirm this thickness, which is anticipated as development progresses.

Hole IC-18-74 was collared northwest of the existing resource to test the plunge projection of the resource toward the MTT. The Sulphurets Thrust Fault (STF) was intersected at 768 meters for a distance of 61.6 meters.  Below the STF was an intensely sheared interval of intrusive rocks that continued to 855 meters.  Drilling through this 89 meters of sheared, broken gouge zone presented numerous technical problem and after several days the hole was abandoned in favor of a wedged deviation hole IC-18-74B.

Diamond drill hole IC-18-74B was collared northwest of the existing resource to test the plunge projection of the deposit 300 meters east of the proposed intersection of the MTT. In this hole the STF was encountered at 768 meters and continued for about 80 meters in thickness. This abnormally thick intersection of the STF is thought to be caused by a strike change on the fault toward the north. Below the thrust fault, the hole encountered variably mineralized mixed intrusive rock and thermally metamorphosed sedimentary or hornfelsed rocks, indicative of the margin of the Iron Cap zone. From 815 to 1525 meters, the hole passed through the down dip projection of the Iron Cap zone, which returned mineralization similar to results obtained in 2017.

Drill hole IC-18-75 was collared in the central part the resource and drilled steeply into the plunge projection of Iron Cap. The STF was intersected between 835 and 856 meters, and below it a zone of mixed, altered sedimentary and brecciated rocks was found characteristic of the margins of the Iron Cap zone. At 920 meters the hole passed out of the mixed marginal rocks into the main Iron Cap zone with results as predicted.

Mineral reserves and resources at KSM are as follows (see the Company's website at
http://www.seabridgegold.net/resources.php for more details):

Proven and Probable Mineral Reserves

Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
		Gold (gpt)	Copper (%)	Silver (gpt)	Moly (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Proven	460	0.68	0.17	3.1	59.2	10.1	1,767	45	60
Probable	1,738	0.51	0.22	2.5	38.2	28.7	8,388	138	147
Total	2,198	0.55	0.21	2.6	42.6	38.8	10,155	183	207

Measured and Indicated Mineral Resources (inclusive of Proven and Probable Reserves)

Resource Category	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
Measured	750,100	0.63	15,127	0.17	2,844	3.2	77,399	58	96
Indicated	2,174,400	0.49	34,103	0.23	10,879	2.5	175,309	53	217
Total	2,924,500	0.52	49,230	0.21	13,723	2.7	252,708	55	313

Inferred Mineral Resources

Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)

Mitchell	478,400	0.38	6,414	0.10	1,232	3.0	48,723	55	55
Sulphurets	182,300	0.46	2,696	0.14	563	1.3	7,619	28	11
Kerr	2,001,500	0.31	19,746	0.41	17,672	2.1	133,689	23	103
Iron Cap	1,297,400	0.48	20,023	0.30	8,579	2.9	120,970	34	97
Totals	3,959,600	0.38	48,879	0.32	28,046	2.4	311,001	34	266

Note:  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Seabridge believes it is reasonable to expect that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, a Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples. Samples are assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing of receipt and announcement of further drilling results and of completion of an updated resource estimate; (ii) the expectation of extending and improving the Iron Cap resource model and that Iron Cap is on course to becoming one of the best deposits in the KSM complex; (iii) the potential for the economics of mining a larger and higher grade Iron Cap Deposit being better than the economics of mining the Kerr Deposit such that it warrants warrant moving it Iron Cap ahead of the Kerr Deposit in the KSM mine plan, thereby potentially improving overall project economics; (iv) abnormally thick intersection of the STF being caused by a strike change on the fault toward the north; and (v) the estimated amount and grade of mineral reserves and resources at KSM. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the ability to grow resources at the Iron Cap deposit at grades more valuable than the Kerr deposit; (ii) the presence of and continuity of metals at the Project between drill holes, including at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For additional information please contact:
Rudi Fronk, Chairman and CEO
Tel: (416) 367-9292

6,269,000 mN
422,500 mE
423,000 mE
423,500 mE
424,000 mE
424,500 mE
425,000 mE
425,500 mE
500m
MTT
February 2018 NSR
Block Model
(950m level)
NSR $
> 60
30 - 60
16 - 30
8 - 16
0 - 8
6,268,500 mN
IC-18-074
Tudor Gold
Seabridge
0.70g/T Au, 0.34% Cu / 52.9m
0.30g/T Au, 0.25% Cu / 232.2m
IC-18-074B
0.42g/T Au, 0.29% Cu / 83.8m
6,268,000 mN
0.38g/T Au, 0.35% Cu / 95.9m
0.54g/T Au, 0.39% Cu / 36m
IC-18-075
0.59g/T Au, 0.41% Cu / 582.7m
Section 2
6,267,500 mN
Section 1
6,267,000 mN
IRON CAP PLAN
DRILL HOLE LOCATIONS
And Composited Assay Results
30 Oct. 2018

View to NE
500m
IC-18-075
Feb 2018 NSR
Block Model
(950m level)
NSR $
> 60
30 - 60
16 - 30
8 - 16
0 - 8
2000
1500
1000
500
0
-1000
-500
0
500
ice
barren sediments
MTT
Sulphurets Thrust Fault
Hornfelsed Sediments
Iron Cap Mineralized Intrusive Complex
0.54g/T Au, 0.39% Cu / 36m
0.59g/T Au, 0.41% Cu / 582.7m
Including 0.84g/T Au, 0.62% Cu / 95m
And 1.00g/T Au, 0.54% Cu / 57.9m
Block Cave Models
Iron Cap Fault
Mitchell Thrust Fault
Assays to Date
IRON CAP SECTION 1
DRILL HOLE LOCATIONS
And Composited Assay Results
30 Oct. 2018

View to NE
500m
Feb 2018 NSR
Block Model
(950m level)
NSR $
> 60
30 - 60
16 - 30
8 - 16
0 - 8
2000
1500
1000
500
0
-1000
-500
0
500
IC-18-074, 074B
barren sediments
ice
Sulphurets Thrust Fault
Block Cave Models
0.70g/T Au, 0.34% Cu / 52.9m
0.30g/T Au, 0.25% Cu / 232.2m
0.42g/T Au, 0.29% Cu / 83.8m
0.38g/T Au, 0.35% Cu / 95.9m
MTT
Hornfelsed Sediments
Iron Cap Mineralized Intrusive Complex
P8 barren intrusion
Iron Cap Fault
Assays to Date
Mitchell Thrust Fault
IRON CAP SECTION 2
DRILL HOLE LOCATIONS
And Composited Assay Results
30 Oct. 2018